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                                                                   EXHIBIT 21



                     SUBSIDIARIES OF SMALL BUSINESS ISSUER

         Applicant is the 70% owner of subsidiary company known as "Equitorial Resources." This entity was recently formed under the laws of the British Virgin Islands and will conduct business in Brazil and Central America and engage in the acquisition and development of timber and other resources. To date, this subsidiary has not been capitalized.

         Applicant has also recently formed a second British Virgin Islands company known as "Kalimantan Resources" which is wholly-owned by Applicant. The purpose of this subsidiary will be to engage in the mining activities contemplated by the Principles of Agreement dated August 19, 1996 with Maxwells Energy and Metals Technology, Inc. To date, this subsidiary has not been capitalized.